SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of December, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes               No     X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A



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This Form 6-K consists of:

The announcement on the proposal to issue Domestic Corporate Bonds by China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on December 6, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         China Petroleum & Chemical Corporation



                                                                By: /s/ Chen Ge
                                                                        -------

                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: December 7, 2006

                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

               ANNOUNCEMENT ON PROPOSAL RELATING TO THE ISSUE OF
                            DOMESTIC CORPORATE BONDS
-------------------------------------------------------------------------------
  In July 2006, Sinopec Corp. made an application to the NDRC for permission to issue Domestic Corporate Bonds with an aggregate principal amount of not more than RMB10 billion to qualified domestic institutional investors and/or PRC citizens holding valid personal identification documents (other than those prohibited from subscribing under PRC laws and regulations). Relevant application for permission is being considered by NDRC and will require submission to the State Council for approval.

  The Board is pleased to announce that it has, on 6 December 2006, resolved to submit to shareholders for consideration and approval the proposed issue of Domestic Corporate Bonds with an aggregate principal amount of not more than RMB10 billion at the EGM to be held on 22 January 2007.
-------------------------------------------------------------------------------

1.    BACKGROUND

      The Board is pleased to announce that it has, on 6 December 2006, resolved to submit to shareholders for consideration and approval the proposed issue of Domestic Corporate Bonds with an aggregate principal amount of not more than RMB10 billion at the EGM to be held on 22 January 2007.

      In July 2006, Sinopec Corp. made an application to the NDRC for permission to issue Domestic Corporate Bonds with an aggregate principal amount of not more than RMB10 billion to qualified domestic institutional investors and/or PRC citizens holding valid personal identification documents (other than those prohibited from subscribing under PRC laws and regulations). Relevant application for permission is being considered by NDRC and will require submission to the State Council for approval.

      According to the Company Law of the PRC and the Articles of Association of Sinopec Corp., the Domestic Corporate Bond Issue is subject to the approval of shareholders (including holders of H shares and domestic shares).

      After approval of shareholders is obtained, the Domestic Corporate Bond Issue will still require final approval from the NDRC and State Council. The timing of issue will depend on the timing of the approval and the condition of the bond market of the PRC. Sinopec Corp. will determine the duration and interest rate after obtaining approvals of the NDRC and State Council and make an announcement accordingly.

2.    PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS

      The proposed arrangements for the Domestic Corporate Bond Issue are as follows (such arrangements are subject to the final approval of the NDRC and the condition of the PRC bond market)

      1. Aggregate principal amount of the Domestic Corporate Bonds: RMB10 billion (subject to final approval of the NDRC as to the amount and the actual funding need. The Domestic Corporate Bonds could be issued once only or on more than one occasion).

      2.    Duration: Preliminarily set at 10 - 20 years

      3.    Issue price: Par value of the bonds

      4. Coupon rate: The final rate will not exceed 90 percent of the rate announced by the People's Bank of China for the same tenure at the time of the issue. The final rate will be determined at the time of the issue according to the market condition and will also be subject to final approval of the relevant regulatory departments.

      5.    Form of bonds: Names of holders to be registered

      6. Interest and principal repayment: Interest will be paid annually. Principal will be repaid with the last installment of interest

      7. Target subscribers: Qualified domestic institutional investors and/or PRC citizens holding valid personal identification documents (other than those prohibited from subscribing under PRC laws and regulations)

      8.    Scope of issuance: Public of Mainland China

      The proposed issue of Domestic Corporate Bonds will be conditional on, among other things, the following:

      (1) the obtaining of the approvals by way of special resolution at the EGM;

      (2) the obtaining of the approvals or consents from the relevant PRC regulatory authorities including:

            (a) the NDRC; and

            (b) the State Council;

            (c) other relevant regulatory bodies

      The authority granted to the Board by way of special resolutions passed at the EGM with regard to the proposed issue of Domestic Corporate Bonds will expire twelve months after the date of such resolutions passed at the aforesaid general meetings.

3.    PROPOSED USE OF PROCEEDS

      The Board currently proposes to use the net proceeds from the Domestic Corporate Bond Issue for the 1 million tonne/annum ethylene and ancillary project of Sinopec Corp. Tianjin Branch Company (the "Tianjin Ethylene Project"), the 1 million tonne/annum ethylene project of Sinopec Corp. Zhenhai Refining Branch Company (the "Zhenhai Ethylene Project"), the 800,000 tonne/annum ethylene upgrade project of the Sinopec Corp. Guangzhou Branch Company (the "Guangzhou Ethylene Project") and the 600,000 tonne/annum paraxylene and aromatics composite facilities project of Sinopec Corp. Jinling Branch Company (the "Jinling Aromatics Project").

      (1) The feasibility study of the Tianjin Ethylene Project was approved by the NDRC under document no. Fagaigongye [2005] 2722 in December 2005. The investment for the project is estimated to be approximately RMB20.8 billion.

      (2) The feasibility study of the Zhenhai Ethylene Project was approved by the NDRC under document no. Fagaigongye [2006] 444 in March 2006. The investment for the project is estimated to be approximately RMB21.9 billion.

      (3) The feasibility study of the Guangzhou Ethylene Project was approved by the NDRC under document no. Fagaigongye [2006] 247 in February 2006. The investment for the project is estimated to be approximately RMB8.5 billion.

      (4) The feasibility study of the Jinling Aromatics Project was approved by the NDRC under document no. Fagaigongye [2005] 1449 in August 2005. The investment for the project is estimated to be approximately RMB2.5 billion.

4.    RECOMMENDATION

      The directors believe that the Domestic Corporate Bond Issue will improve the company's debt structure and reduce cost of financing.

      At present, Sinopec Corp.'s debt financing is mainly through indirect financing means, such as bank loans. Direct debt financing, especially long term direct debt financing, is comparatively low. Through issuing long term corporate bonds, Sinopec Corp. could increase the proportion of direct debt financing and obtain stable and long term source of funding. It also corresponds with long term construction and payout period of projects of Sinopec Corp..

      The Domestic Corporate Bond Issue could also reduce cost of financing and enhance shareholders' return. At present, the current basis interest rate of bank loans in the PRC for more than 5 years announced by the People's Bank of China is 6.84% per annum. The prime rate obtainable by Sinopec Corp. from financial institutions could be 10 percent lower from such basis rate, being 6.156%. Based on preliminary determinations of current market conditions, the interest rate of corporate bonds will be apparently lower than the interest rate for borrowings from financial institutions.

5.    EGM

      Sinopec Corp. is preparing to convene the EGM on or about 22 January 2007. A circular containing further details of the proposed resolutions, together with the relevant notices of meeting, will be sent to the Shareholders in due course.

      This announcement is released pursuant to rule 13.09(1) of the Hong Kong Listing Rules.

      In this Announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

      "Board"                               the board of directors of Sinopec Corp.

      "Domestic Corporate Bond Issue"       the proposed issue of Domestic Corporate Bonds by Sinopec Corp.

      "Domestic Corporate Bonds"            domestic corporate bonds of not more than RMB 10 billion in principal amount proposed to be issued by Sinopec Corp

      "EGM"                                 the first extraordinary general meeting of Sinopec Corp. for 2007 to be held on 22 January 2007 at 9:30 a.m. at Crown Plaza Beijing Park View,
                                            Wuzhou, No, 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the
                                            People's Republic of China

      "H Shares"                            overseas listed foreign invested shares in the Sinopec Corp.'s share capital, with a nominal value of RMB 1.00 each, which are listed on the
                                            Stock Exchange

      "Hong Kong"                           the Hong Kong Special Administrative Region of the People's Republic of
                                            China

      "Mainland China"                      the PRC, excluding the Hong Kong Special Administrative Region, Macau
                                            Special Administrative Region and Taiwan

      "NDRC"                                National Development and Reform Commission of the PRC

      "PRC"                                 the People's Republic of China

      "RMB"                                 Renminbi, the lawful currency of PRC

      "Sinopec Corp."                       China Petroleum & Chemical Corporation

      "State Council"                       State Council of the PRC

                                                                       China Petroleum & Chemical Corporation
                                                                                       Chen Ge
                                                                                Secretary to the Board

Beijing, PRC, 6 December 2006

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Chen Tonghai*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

#     Executive Directors

*     Non-executive Directors

+     Independent Non-executive Directors